PROMISSORY NOTE



$49,583                                               Delray Beach, Florida
                                                      April 17, 1998



         For value received, Mark Schaftlein ("Schaftlein") promises to pay to Westmark Group Holdings, Inc. ("WGHI"), a Delaware corporation, or order, at 8000 North Federal Highway, Boca Raton, Florida 33487, or at such other place as WGHI may from time to time designate by written notice to Schaftlein, the principal sum of $49,583 with interest from this date until paid at the rate of 8% per annum on the balance remaining unpaid from time to time. Principal and interest shall be due and payable in lawful money of the United States of America in quarterly installments in the sum of $4,688.52 commencing August 17, 1998 and continuing quarterly thereafter on the 17th day of each succeeding quarter. The entire principal balance and any unpaid and accrued interest shall be due and payable no later than May 17, 2001.

         Each payment shall be credited first to interest then due, then to principal. In the event a default occurs and any payment provided in this Note is not received by WGHI within thirty (30) days of the due date or ninety (90) days of any January due date, the entire principal sum and accrued interest shall at once become due and payable, without notice, at the option of the holder of this Note. Failure to exercise such option shall not constitute a waiver of the right to exercise it in the event of any subsequent default. Schaftlein shall retain the right to prepay all or any portion of the remaining unpaid principal balance and accrued interest, without penalty.

         Nothing herein contained, nor any transaction related hereto, shall be construed or so operate to require Schaftlein or any other person liable for repayment of this Note, to pay interest at a greater rate than is now lawful in such case to contract for or to make any payment or to do any act contrary to law. Should any interest or other charges in connection herewith result in the computation or earning of interest in excess of the maximum rate of interest which is legally permitted under the applicable laws, then any and all such excess shall be and the same is hereby waived by the holder of this note, and any and all such excess paid shall be automatically credited against and in reduction of the principal balance due under this Note or, at the option of the holder of this Note, paid directly by the holder to Schaftlein or other parties liable for the payment of this Note.

         Schaftlein agrees to pay for all expenses, costs and attorney's fees paid or incurred by the holder of this Note or adjudged by a court of competent jurisdiction with respect to any action to enforce payment of this Note or any part of it.

         This Note is executed in the State of Florida and shall be governed and construed in accordance with its laws except to the extent that applicable federal law shall control. If any provision of this Note conflicts with any statute or applicable rule of law, or is unenforceable for any reason whatsoever, such provision shall be deemed null and void to the extent of such conflict or unenforceability and shall be deemed separate from and shall not invalidate the remaining provisions of this Note. This Note shall, in accordance with its terms, be binding upon Schaftlein, his successors and assigns, and shall inure to the benefit of WGHI, its successors and assigns.


                                                   Dated: April 17, 1998


                                                    /s/ Mark Schaftlein
                                                    --------------------
                                                    MARK SCHAFTLEIN